ALEXA
                                  VENTURES INC.

--------------------------------------------------------------------------------
          PRESS RELEASE
          September 16, 1999
          ----------------------------------------------------------------------

                                     TSE:AXA
                                  OTC BB:ALVEF

                 ALEXA COMPLETES ACQUISITION OF EIGER LABS INC.

          Stratford, ON, September 16th 1999, Gerry Racicot, president and CEO, is pleased to announce the completion of the acquisitions of 64% of Eiger Labs, Inc and Point Multimedia Systems Inc. as announced on press release dated August 16, 1999, as the documents are being filed with the TSE today.

          Eiger Labs, Inc. founded in 1994 , provides a wide variety of PC card and desktop peripherals including a full spectrum of storage, multimedia, connectivity, and communications products, such as the MP3 players and ADSL modems. At present, Eiger is one of the top modem suppliers in the world.

          Eiger intends to expand the market share of it's MP3 player, one of the most popular digital music devices on the market, with the recently concluded promotional alliance with Juno Online Services, Inc. Juno is a provider of Internet-related services with over 7.2 million subscribers. Buyers of the F-20V MP3 player (retail $119 US) will be eligible for a $120 rebate when they sign up for a one-year subscription to Juno's full Internet access service.

          Eiger's F-20 MP3 player is also available at Onsale.com, Amazon.com, Egghead.com and other participating nationwide retailers.

          "The purchase of Eiger Labs, Inc. represents an outstanding opportunity for Alexa Ventures Inc. to become a major Internet participant" stated Racicot.

          Alexa is also pleased to report that it has entered into a private placement agreement with an arms-length investor. The agreement calls for issuance of 700,00 units each priced an $1.13. Each unit comprised of one common share and one share purchase warrant which entitles the holder to purchase an additional share at $1.41 within 24 months.

          For more information:     www.eigerlabs.com

                        DIRECTORS OF ALEXA VENTURES INC.:
                                  G.A. Racicot
                             Chief Executive Officer

THIS PRESS RELEASE WAS PREPARED BY THE MANAGEMENT OF THE COMPANY WHO TAKE FULL RESPONSIBILITY FOR ITS CONTENTS. THE TORONTO STOCK EXCHANGE HAS NOT REVIEWED AND DOES NOT ACCEPT RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS RELEASE

--------------------------------------------------------------------------------

     818 Erie St. Stratford, ON N4Z 1A2 519-273-0503(tel) 519-273-1684(fax)